Mail Stop 4628

                                                            August 20, 2018

Colleen R. Batcheler
Executive Vice President, General Counsel and Corporate Secretary
Conagra Brands, Inc.
222 Merchandise Mart Plaza, Suite 1300
Chicago, IL 60654

       Re:    Conagra Brands, Inc.
              Registration Statement on Form S-4
              Filed July 25, 2018
              File No. 333-226329

Dear Ms. Batcheler:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to describe any pending or threatened litigation relating to the merger transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page 134

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 137

2. We note certain pro forma adjustments in your pro forma balance sheet combine several amounts discussed in numerous footnotes, such as but not limited to other accrued liabilities and the line items within common stockholders' equity. We have been unable to reconcile these pro forma adjustments with the amounts disclosed in the various
 Colleen R. Batcheler
Conagra Brands, Inc.
August 20, 2018
Page 2

       footnotes that are referenced. Please expand and revise your footnote disclosures to clarify how these pro forma balance sheet adjustment amounts are calculated.

3. In footnote 3.c., you state the income tax impacts of pro forma adjustments were calculated using either the Conagra or Pinnacle statutory tax rates. Tell us why the pro forma income tax adjustment is calculated with reference to Pinnacle's statutory tax rate.

4. We note the pro forma adjustment to increase the carrying value of Pinnacle's plant assets to fair value in note 3.e. Tell us why you have recorded a corresponding decrease to depreciation expense when the value of the plant assets has increased.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.


                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
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